UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 000-23190

(Check one): Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |X|
             Form 10-D |_| Form N-SAR |_| Form N-CSR

      For Period Ended: December 31, 2007
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      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR
      For the Transition Period Ended: _________________________________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Sonic Solutions
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Full Name of Registrant


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Former Name if Applicable

101 Rowland Way, Suite 110
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Address of Principal Executive Office (Street and Number)

Novato, CA 94945
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |     (a)   The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
      |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
      |           S-CSR, or portion thereof, will be filed on or before the
|_|   |           fifteenth calendar day following the prescribed due date; or
      |           the subject quarterly report or transition report on Form 10-Q
      |           or subject distribution report on Form 10-D, or portion
      |           thereof, will be filed on or before the fifth calendar day
      |           following the prescribed due date; and
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      As previously announced on February 1, 2007, Sonic Solutions (the "Company") has commenced a voluntary review of its historical and current stock option grant practices and related accounting. Based on the review, the audit committee of the Company's board of directors and Company management have concluded that, under applicable accounting guidance, the Company lacks sufficient documentation for certain historical option grants and that the measurement dates associated with these option grants will need to be adjusted. Further, as previously announced, the audit committee, after consultation with management and the Company's board of directors, has determined that the Company's annual and interim financial statements may no longer be relied upon.

      The Company has determined that it will have to record additional non-cash charges for stock-based compensation expense and restate its previous financial statements, and that such charges will be material. The Company intends to file its restated financial results and related periodic reports as quickly as possible.

      The Company is delaying the filing of its Quarterly Report on Form 10-Q for the third quarter of fiscal 2008 (which ended December 31, 2007) until it has completed the restatement process, which could impact the financial statements for the third quarter of fiscal 2008, and filed the documents containing the restated financial statements.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      David C. Habiger          (415)                    893-8000
      -----------------------   ----------------------   -----------------------
      (Name)                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      Yes |_| No |X|


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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      Yes |_| No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Securities Safe Harbor

      This Notification of Late Filing on Form 12b-25 contains certain "forward-looking statements" within the meaning Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements, including statements relating to the anticipated filing date of the Company's Form 10-Q, are based on management's current reasonable expectations and are subject to certain assumptions, risks, uncertainties and changes in circumstances. The Company is not obligated to (and expressly disclaims any obligation to) revise or update any forward-looking statements in order to reflect events or circumstances, whether they arise as a result of new information, future events, or otherwise.

                                 Sonic Solutions
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 12, 2008                  By: /s/ David C. Habiger
     ----------------------                 ------------------------------------
                                            Name: David C. Habiger
                                            Title: President and Chief Executive
                                                   Officer

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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